                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                ______________

                                 SCHEDULE 13G
                                (Rule 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)*

                    Innovative Solutions and Support, Inc.
                    --------------------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  45769N 10 5
                                  -----------
                                (CUSIP Number)

                               December 31, 2000
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ] Rule 13d-1(b)
  [ ] Rule 13d-1(c)
  [X] Rule 13d-1(d)



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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===============================================================================
CUSIP NO.  45769N 10 5           13G                         Page 2 of 5 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.   Geoffrey S. M. Hedrick
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          3,328,184
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          3,328,184
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,328,184
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      26.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                 SCHEDULE 13G

Item 1.

1(a).  Name of Issuer:  Innovative Solutions and Support, Inc.

1(b).  Address of Issuer's Principal Executive Offices

          420 Lapp Road, Malvern, Pennsylvania 19355

Item 2.

2(a).  Name of Person Filing:  Geoffrey S. M. Hedrick

2(b).  Address of Principal Business Office or, if None, Residence:

          420 Lapp Road, Malvern, Pennsylvania 19355

2(c).  Citizenship:  United States

2(d).  Title of Class of Securities:  Common Stock, $.001 par value

2(e).  CUSIP Number:  45769N 10 5

Item 3.  If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

          Not Applicable.

ITEM 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

     As of December 31, 2000, Geoffrey S. M. Hedrick beneficially owned 3,328,184 shares of Common Stock as a result of his direct ownership of 3,179,096 shares of Common Stock and his direct ownership of currently exercisable warrants to purchase 149,088 shares of Common Stock.

     (b)  Percent of class:

     As of December 31, 2000, Mr. Hedrick beneficially owned 26.1% of the Common Stock.

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: Mr. Hedrick has the sole power to vote or to direct the vote of the 3,328,184 shares of Common Stock beneficially owned by him.

          (ii)  Shared power to vote or to direct the vote:  None

          (iii) Sole power to dispose or to direct the disposition of: Mr. Hedrick has the sole power to dispose or to direct the disposition of the 3,328,184 shares of Common Stock beneficially owned by him.

          (iv)  Shared power to dispose or to direct the disposition of:  None

Item 5.  Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

Item 8.  Identification and Classification of Members of the Group

          Not Applicable.

Item 9.  Notice of Dissolution of Group

          Not Applicable.

Item 10. Certifications

          Not Applicable

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              February 9, 2001
                              ----------------------------------
                                              (Date)

                              /s/ Geoffrey S. M. Hedrick
                              ----------------------------------
                                             (Signature)

                              Geoffrey S. M. Hedrick
                              ----------------------------------
                                            (Name/Title)